Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Nine months ended September 30,
		Twelve Months Ended
		December 31,
	2012	2011	2010	2009	2008	2007
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$175,331	$114,729	$141,729	$146,737	$117,614	$96,003
Adjust for distributed income of equity investees	11,580	2,073	3,522	13,724	5,176	6,064
Fixed charges, as below	65,563	86,758	86,806	79,461	81,172	72,879
Total earnings, as defined	$252,474	$203,560	$232,057	$239,922	$203,962	$174,946

Fixed charges, as defined:
Interest charges[1]	$64,311	$85,097	$85,840	$78,457	$80,282	$71,946
Rental interest factor	1,252	1,661	966	1,004	890	933
Total fixed charges, as defined	$65,563	$86,758	$86,806	$79,461	$81,172	$72,879
Ratio of earnings to fixed charges	3.85x	2.35x	2.67x	3.02x	2.51x	2.40x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$175,331	$114,729	$141,729	$146,737	$117,614	$96,003
Adjust for distributed income of equity investees	11,580	2,073	3,522	13,724	5,176	6,064
Supplemental fixed charges, as below	66,041	87,544	87,870	80,946	82,962	74,631
Total earnings, as defined	$252,952	$204,346	$233,121	$241,407	$205,752	$176,698

Supplemental fixed charges:
Interest charges[1]	$64,311	$85,097	$85,840	$78,457	$80,282	$71,946
Rental interest factor	1,252	1,661	966	1,004	890	933
Supplemental increment to fixed charges[2]	478	786	1,064	1,485	1,790	1,752
Total supplemental fixed charges	$66,041	$87,544	$87,870	$80,946	$82,962	$74,631
Supplemental ratio of earnings to fixed charges	3.83x	2.33x	2.65x	2.98x	2.48x	2.37x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.